

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2022

Michael McGarrity
Chief Executive Officer
MDxHealth SA
CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium

>   **Re: MDxHealth SA**
>   **Registration Statement on Form S-1**
>   **Filed December 19, 2022**
>   **File No. 333-268885**

Dear Michael McGarrity:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Jordan Nimitz at 202-551-5831 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Industrial Applications and
 Services